UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

814-01579				November 16, 2023
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Phillip Street Middle Market Lending Fund LLC
4. Address of principal executive office (number, street, city, state, zip code):

200 West Street, New York, NY 10282

Report of Independent Accountants

To the Audit Committee of Phillip Street Middle Market Lending Fund LLC

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Phillip Street Middle Market Lending Fund LLC (the “Company”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”), as interpreted in management’s assertion as of March 31, 2023 with respect to shares of beneficial interest of the underlying funds owned by the Company and held by Goldman Sachs & Co. LLC in book entry form. Management is responsible for its assertion and the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2023, and with respect to agreement of purchases and sales of shares of beneficial interest of the underlying funds, for the period from November 2, 2022 through March 31, 2023:

•

Confirmation of securities (the number of shares of beneficial interest of the underlying funds) owned by the Company and held by Goldman Sachs & Co. LLC, a transfer agent that uses the book entry method of accounting for shares;

•	Reconciliation of all such securities (shares of beneficial interest of the underlying funds) to the books and records of the Company and Goldman Sachs & Co. LLC; and

•

Agreement of a sample of purchases of shares of beneficial interest of the underlying funds and a sample of sales of shares of beneficial interest of the underlying funds by the Company since our last report from the books and records of the Company to confirmations received from Goldman Sachs & Co. LLC.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management’s assertion that Phillip Street Middle Market Lending Fund LLC complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940, as interpreted in management’s assertion as of March 31, 2023 with respect to shares of beneficial interest of the underlying funds owned by the Company and held by Goldman Sachs & Co. LLC in book entry form, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Audit Committee of the Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

November 16, 2023

Goldman, Sachs & Co. LLC | 30 Hudson Street | Jersey City, NJ 07302	Goldman Sachs

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Phillip Street Middle Market Lending Fund LLC (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Company, of the Investment Company Act of 1940 as interpreted, amended or modified based on SEC orders or SEC staff issued no-action guidance relevant to interests in underlying funds held by an affiliated transfer agent in book entry form (“Rule 17f-2”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of Rule 17f-2 as of March 31, 2023 and from November 2, 2022 through March 31, 2023.

Based on this evaluation, we assert that the Company was in compliance with the requirements of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2023, with respect to shares of beneficial interest of the underlying funds owned by the Company and held by Goldman Sachs & Co. LLC in book entry form.

By:	/s/ John Lanza
John Lanza

Principal Accounting Officer of the Company
Title November 16, 2023
Date

Report of Independent Accountants

To the Audit Committee of Phillip Street Middle Market Lending Fund LLC

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Phillip Street Middle Market Lending Fund LLC (the “Company”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”), as interpreted in management’s assertion as of April 30, 2023 with respect to shares of beneficial interest of the underlying funds owned by the Company and held by Goldman Sachs & Co. LLC in book entry form. Management is responsible for its assertion and the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2023, and with respect to agreement of purchases and sales of shares of beneficial interest of the underlying funds, for the period from March 31, 2023 (the date of our last examination), through April 30, 2023:

•

Confirmation of securities (the number of shares of beneficial interest of the underlying funds) owned by the Company and held by Goldman Sachs & Co. LLC, a transfer agent that uses the book entry method of accounting for shares;

•	Reconciliation of all such securities (shares of beneficial interest of the underlying funds) to the books and records of the Company and Goldman Sachs & Co. LLC; and

•

Agreement of a sample of purchases of shares of beneficial interest of the underlying funds and a sample of sales of shares of beneficial interest of the underlying funds by the Company since our last report from the books and records of the Company to confirmations received from Goldman Sachs & Co. LLC.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management’s assertion that Phillip Street Middle Market Lending Fund LLC complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940, as interpreted in management’s assertion as of April 30, 2023 with respect to shares of beneficial interest of the underlying funds owned by the Company and held by Goldman Sachs & Co. LLC in book entry form, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Audit Committee of the Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

November 16, 2023

Goldman, Sachs & Co. LLC | 30 Hudson Street | Jersey City, NJ 07302	Goldman Sachs

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Phillip Street Middle Market Lending Fund LLC (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Company, of the Investment Company Act of 1940 as interpreted, amended or modified based on SEC orders or SEC staff issued no-action guidance relevant to interests in underlying funds held by an affiliated transfer agent in book entry form (“Rule 17f-2”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of Rule 17f-2 as of April 30, 2023 and from March 31, 2023 through April 30, 2023.

Based on this evaluation, we assert that the Company was in compliance with the requirements of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2023, with respect to shares of beneficial interest of the underlying funds owned by the Company and held by Goldman Sachs & Co. LLC in book entry form.

By:	/s/ John Lanza
John Lanza

Principal Accounting Officer of the Company
Title November 16, 2023
Date

Report of Independent Accountants

To the Audit Committee of Phillip Street Middle Market Lending Fund LLC

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Phillip Street Middle Market Lending Fund LLC (the “Company”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”), as interpreted in management’s assertion as of May 31, 2023 with respect to shares of beneficial interest of the underlying funds owned by the Company and held by Goldman Sachs & Co. LLC in book entry form. Management is responsible for its assertion and the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2023, and with respect to agreement of purchases and sales of shares of beneficial interest of the underlying funds, for the period from April 30, 2023 (the date of our last examination), through May 31, 2023:

•

Confirmation of securities (the number of shares of beneficial interest of the underlying funds) owned by the Company and held by Goldman Sachs & Co. LLC, a transfer agent that uses the book entry method of accounting for shares;

•	Reconciliation of all such securities (shares of beneficial interest of the underlying funds) to the books and records of the Company and Goldman Sachs & Co. LLC; and

•

Agreement of a sample of purchases of shares of beneficial interest of the underlying funds and a sample of sales of shares of beneficial interest of the underlying funds by the Company since our last report from the books and records of the Company to confirmations received from Goldman Sachs & Co. LLC.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management’s assertion that Phillip Street Middle Market Lending Fund LLC complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940, as interpreted in management’s assertion as of May 31, 2023 with respect to shares of beneficial interest of the underlying funds owned by the Company and held by Goldman Sachs & Co. LLC in book entry form, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Audit Committee of the Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

November 16, 2023

Report of Independent Accountants

To the Audit Committee of Phillip Street Middle Market Lending Investments LLC

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Phillip Street Middle Market Lending Investments LLC (the “Company”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”), as interpreted in management’s assertion as of May 31, 2023 with respect to shares of beneficial interest of the underlying funds owned by the Company and held by Goldman Sachs & Co. LLC in book entry form. Management is responsible for its assertion and the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2023, and with respect to agreement of purchases and sales of shares of beneficial interest of the underlying funds, for the period from May 15, 2023 through May 31, 2023:

•

Confirmation of securities (the number of shares of beneficial interest of the underlying funds) owned by the Company and held by Goldman Sachs & Co. LLC, a transfer agent that uses the book entry method of accounting for shares;

•	Reconciliation of all such securities (shares of beneficial interest of the underlying funds) to the books and records of the Company and Goldman Sachs & Co. LLC; and

•

Agreement of a sample of purchases of shares of beneficial interest of the underlying funds and a sample of sales of shares of beneficial interest of the underlying funds by the Company since our last report from the books and records of the Company to confirmations received from Goldman Sachs & Co. LLC.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management’s assertion that Phillip Street Middle Market Lending Investments LLC complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940, as interpreted in management’s assertion as of May 31, 2023 with respect to shares of beneficial interest of the underlying funds owned by the Company and held by Goldman Sachs & Co. LLC in book entry form, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Audit Committee of the Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

November 16, 2023

Goldman, Sachs & Co. LLC | 30 Hudson Street | Jersey City, NJ 07302	Goldman Sachs

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Phillip Street Middle Market Lending Fund LLC and Phillip Street Middle Market Lending Investments LLC, a wholly-owned subsidiary of Phillip Street Middle Market Lending Fund LLC (the “Companies”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Company, of the Investment Company Act of 1940 as interpreted, amended or modified based on SEC orders or SEC staff issued no-action guidance relevant to interests in underlying funds held by an affiliated transfer agent in book entry form (“Rule 17f-2”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of Phillip Street Middle Market Lending Fund LLC’s compliance with the requirements of Rule 17f-2 as of May 31, 2023 and from April 30, 2023 through May 31, 2023 and an evaluation of Phillip Street Middle Market Lending Investments LLC’s compliance with the requirements of Rule 17f-2 as of May 31, 2023 and from May 15, 2023 through May 31, 2023.

Based on this evaluation, we assert that the Companies were in compliance with the requirements of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2023, with respect to shares of beneficial interest of the underlying funds owned by the Companies and held by Goldman Sachs & Co. LLC in book entry form.

By:	/s/ John Lanza
John Lanza

Principal Accounting Officer of the Companies
Title November 16, 2023
Date